EXHIBIT 99.1

Himax Unveils Innovative 2D to 3D Conversion Solution

First of Its Kind Proprietary Algorithm Utilizing Human Visual Perception Characteristics

TAINAN, Taiwan, Feb. 4, 2010 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today introduces its unique 2D to 3D conversion technology, which can convert any 2D image into 3D format in real time. This innovative technology is co-developed by Himax Media Solutions, Himax's subsidiary specializing in video processing technologies, and the Perceptual Video Lab of National Taiwan University, one of the most prestigious research institutes in Taiwan.

As shown at the 2010 Consumer Electronics Show, 3D technology is widely-regarded as one of the next big things for the world's flat panel display industry, making long-term growth opportunities for hardware and software companies in the 3D eco-system. However, the currently scarce 3D content may be delaying consumer adoption. Himax's innovative 2D to 3D conversion solution, first of its kind utilizing human visual perception characteristics, can be applied to TVs, Notebook PCs, monitors, digital photo frames, digital cameras, projectors, cell phones, STBs and game consoles. The resulting abundant and high quality 3D content will be one of the catalysts triggering wide adoption of 3D displays, devices, and applications.

Dr. Liang-Gee Chen, Vice Dean of the College of Electrical Engineering and Computer Science, National Taiwan University, commented, "The Perceptual Video Lab has long been exploring the human visual perception characteristics, which should be among the essential considerations in generating high quality 3D content. As opposed to the conventional, resource-consuming 3D content creation, Himax and the Lab co-developed a unique algorithm that transforms 2D content into 3D format by retrieving the image depth based on the characteristics of human visual perception. Himax, with its solid and in-depth knowledge in the display industry, has further optimized this technology. We are extremely excited to see the commercialization of this technology which both hardware makers and end users alike will benefit from."

Dr. Linkai Bu, Chief Technology Officer of Himax Media Solutions, commented, "Our 2D to 3D conversion solution can be easily implemented in a number of hardware platforms, such as Notebook PCs and TVs. Our solution is compact and effective in performing real-time 2D to 3D conversion. Our unique algorithm which utilizes human visual perception characteristics, not only reveals more 3D details, but also offers a more comfortable and enjoyable viewing experience. Several of the world's first-tier PC makers and TV manufacturers are highly interested in adopting Himax's 2D to 3D conversion solution as they believe it will not only help accelerate consumer adoption of 3D displays, but also be one of the key differentiators for their new generation PCs and TVs, some of which are expected to hit the market in the second quarter of 2010, at the earliest."

Himax is filing worldwide patents in relation to this innovative 2D to 3D conversion solution.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players,  digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs and CMOS Image Sensors. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Anyang-si Kyungki-do, and Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Certain statements in this press release, including statements regarding expected future financial results and industry growth, expected benefits, performance and capabilities of 2D to 3D conversion technology are forward-looking statements that are subject to risks and uncertainties. These risks and uncertainties, which could cause forward-looking statements and results to differ materially, include, without limitation: potential errors, design flaws or other problems with 2D to 3D conversion technology, our ability to develop products with 2D to 3D conversion technology that meet customer demands and generate acceptable margins; our ability to successfully complete commercial testing of products with 2D to 3D conversion technology supporting end applications; our ability to adjust our operations in response to changes in demand for products with 2D to 3D conversion technology or demand for new products with 2D to 3D conversion technology requested by our customers, our ability to specify, develop or acquire, complete, introduce, market and transition to volume production products with 2D to 3D conversion technology in a cost-effective, and our ability to timely manner, to timely and accurately predict market requirements and evolving industry standards and to identify opportunities in new markets, and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2008 filed with SEC on May 15, 2009, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw
          Jessica Huang
            +886-2-2370-3999 Ext. 22513
            hp_huang@himax.com.tw

          The Ruth Group
          In the U.S.
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com